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            AGILENT TECHNOLOGIES SELECTS SPECTRUM SIGNAL PROCESSING'S
           SOLANO(TM) CHIP FOR NEXT GENERATION COMMUNICATIONS SYSTEMS


BURNABY, B.C., CANADA - OCTOBER 18, 2000 - Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSE:SSY), announced today that Agilent Technologies (NYSE: A) has designed Spectrum's new Solano Communications IC (Integrated Circuit) into its next generation of wireless communications systems for digital radio and surveillance applications.

Agilent, created from the realignment of Hewlett-Packard Co. into two separate companies, is a diversified technology company with annual revenues exceeding US$ 8 billion and customers in more than 120 countries. Agilent is the first major communications equipment manufacturer to endorse Spectrum's recently announced, patent-pending Solano IC, which is now available to leading communications service providers worldwide.

In addition, Spectrum will design two Solano-based modules that will connect to Agilent's hardware, further optimizing the performance of their wireless communications systems. Spectrum has signed a five-year agreement with Agilent and expects this opportunity to generate millions of dollars in ongoing revenue beginning in the second half of 2001.

"Today's announcement is the latest step in the aggressive expansion of Spectrum's wireless communications business. The endorsement by a global technology leader such as Agilent clearly validates our Solano chip technology and marks a key milestone as we continue to expand our relationships with key industry players," said Pascal Spothelfer, Spectrum's President and CEO. "Solano builds on Spectrum's 10 years of experience designing integrated circuits. We will continue to expand our design capabilities to address the processing challenges faced by infrastructure providers in both the wireless and wireline communications markets," he added.

"Spectrum has been a reliable supplier to Hewlett-Packard and now Agilent since 1997 and we are pleased to be able to build on that relationship by working closely with them to design the Solano IC into our new systems. The Solano IC provides us with a unique and very effective means of handling data flow in our digital radio systems which enables us to maximize the system's overall performance and our competitiveness in the market place," said Ken Blue, Surveillance Business Manager for Agilent Technologies.

The Solano IC is based on proprietary chip technology developed by Spectrum. It is designed to solve a critical bottleneck problem associated with the flow of large amounts of voice and data signals into, within and out of sophisticated digital communications infrastructure equipment. By deploying Solano-based solutions, communications service providers can increase system performance, expand system capabilities and decrease costs.


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Agilent will integrate the Solano IC and the Spectrum hardware modules into their next generation of proprietary signal processing systems sold to customers worldwide. Spectrum's modules will utilize both Motorola's PowerPC(TM) digital signal processing (DSP) chip and the Solano IC. Spectrum has traditionally designed its products around DSP chips from Texas Instruments and Analog Devices. These are the first Spectrum products to use the PowerPC chip, which expands Spectrum 's product line and enables the Company to provide its customers with the right signal processing solution to suit their needs.

ABOUT AGILENT TECHNOLOGIES
Agilent Technologies Inc. (NYSE: A) is a diversified technology company, resulting from Hewlett-Packard Company's plan to strategically realign itself into two fully independent companies. With approximately 46,000 employees serving customers in more than 120 countries, Agilent Technologies is a global leader in design and manufacturing test, measurement and monitoring instruments, systems and solutions, and semiconductor and optical components. The company serves markets that include communications, electronics, life sciences and healthcare. In fiscal year 1999, the businesses comprising Agilent, then a subsidiary of HP, had net revenue of more than $8.3 billion. Information about Agilent Technologies can be found on the Web at www.Agilent.com.

ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing is a leader in signal processing computer systems, designing sophisticated hardware and software solutions for customers in three key markets - Network Solutions, Wireless Systems and Sensor Systems. Spectrum's website is http://www.spectrumsignal.com and the head office is located at One Spectrum Court, #200 - 2700 Production Way, Burnaby, B.C., Canada. Ph (604) 421-5422; fax (604) 421-1764.

Solano is a trademark of Spectrum Signal Processing Inc.

This news release contains forward-looking statements related to Spectrum's agreement with Agilent Technologies and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements made in this news release involve risks and uncertainties, including the timely development and acceptance of new products, the impact of competitive products and pricing, changing market conditions and the other risks detailed in the company's prospectus and from time to time in other filings. Actual results may differ materially from those projected. These forward-looking statements represent the company's judgment as of the date of this release. The company may or may not update these forward-looking statements in the future.

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